UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

July 30, 2009

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file

annual reports under cover of Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the

information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82- )

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: July 30, 2009	By:	/S/ Stéphane Pallez
	Name:	Stéphane Pallez
	Title:	Group Deputy Chief Financial Officer

France Telecom

1H09 results

July 30th, 2009

france telecom


orange

cautionary statement

- this presentation contains forward-looking statements about France Telecom's business, in particular for 2009. Although France Telecom believes these statements are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties, including matters not yet known to us or not currently considered material by us, and there can be no assurance that anticipated events will occur or that the objectives set out will actually be achieved. Important factors that could cause actual results to differ materially from the results anticipated in the forward-looking statements include, among others, overall trends in the economy in general and in France Telecom's markets, the effectiveness of the integrated operator strategy including the success and market acceptance of the Orange brand, the success of the Orange 2012 transformation plan and other strategic, operating and financial initiatives, France Telecom's ability to adapt to the ongoing transformation of the telecommunications industry, regulatory developments and constraints, as well as the outcome of legal proceedings and the risks and uncertainties related to international operations and exchange rate fluctuations.
- more detailed information on the potential risks that could affect France Telecom's financial results can be found in the Registration Document filed with the French Autorité des Marchés Financiers and in the Form 20-F filed with the U.S. Securities and Exchange Commission. Except to the extent required by law, France Telecom does not undertake any obligation to update forward-looking statements.

1H09 highlights

1H09 key financial achievements

resilient revenues and organic cash flow on track with FY guidance thanks to tight management of opex and capex

in millions of euros	1H08 comp basis	1H09 actual	var. comp basis	key points
revenues	25,581	25,458	-0.5%	▪ further slowdown in 2Q in most regions due to economic deterioration ▪ Group revenue trend remains above GDP evolution
EBITDA	9,058	8,821	-2.6%	▪ tighter control of cost base
in % of rev	35.4%	34.7%	-0.7pt	▪ improvement of EBITDA margin in 2Q (+0.2pt yoy) vs 1Q (-1.7pts)
CAPEX	3,069	2,528	-17.6%	▪ capex reduction implemented to adjust to the level of activity
in % of rev	12.0%	9.9%	-2.1pts	▪ -13% yoy excluding real estate investment in 1H08 (€163m)
organic cash flow	3,645	4,096	+12.4%	▪ 1H09 cash flow on track to achieve full year guidance ▪ ahead of last year due to different phasing from one semester to another

France Telecom Orange revenues continued to outperform GDP evolution on its footprint


organic revenue growth per quarter
vs weighted GDP growth
in %
composite weighted GDP growth on Orange footprint*
group organic growth excluding regulation impact **
group organic growth
+5.8
+6.5
+4.3
+3.1
+1.7
+0.4
+3.7
+4.1
+2.3
+1.7
+0.4
-1.3
3.2
2.5
1.3
0.2
-2.6
-3.2
difference between organic growth excl. regulation impact and GDP
1Q08
2Q08
3Q08
4Q08
1Q09
2Q09
+2.6p
+4.0p
+3.0p
+2.9p
+4.3p
+3.6p

insight

- most of Orange's countries have been facing further economic deterioration in 2Q09
- France, Africa and Middle East continue to remain positive and to be more resilient than others
- Spain, UK and some Eastern European countries are suffering to a larger extent from the economic slowdown

* source: IMF, France Telecom estimates
** Regulatory impact: Mobile Termination Rate decrease, wholesales prices

revenue growth in France, Africa & Middle East and international carrier, nearly offsetting decline in other regions

Group revenues evolution by country in 1H09 yoy


in millions of euros
26,304
-755
32
25,581
179
- 68
- 97
- 123
- 101
92
- 68
63
25,458
-0.5%
+1% excl. regulation
+1.5%
-2.6%
-4.8%
-6.1%
-4.0%
+5.8%
-1.7%
+12.9%
+2.4%
-0.1%
-1.0%
-1.4%
-2.1%
+6,6 %
-1.7%
1H08
forex
perimeter
1H08CB
France
UK
Spain
Poland
other European
Africa & Middle East
enterprise
Inter. Carrier and elim
1H09
1H09 organic growth
1H09 organic growth excl. regul impact
Rest Of the World

revenue evolution by region

in a continued depressed environment, trends changes reflect MTR cuts*, except for Enterprise

in millions of euros	1Q09	YoY var on comp. basis	2Q09	YoY var on comp. basis
Group revenues	12,685	+0.4%	12,773	-1.3%
France	5,912	+2.1%	5,928	+1.0%
personal	2,645	+7.4%	2,728	+5.5%
home	3,559	-1.2%	3,514	-1.7%
eliminations	-292		-314	
UK	1,253	-0.6%	1,288	-4.5%
personal	1,208	+0.4%	1,243	-4.0%
home	60	-18.3%	60	-15.5%
eliminations	-14		-15	
Spain	954	-4.1%	966	-5.5%
personal	783	-5.4%	795	-5.6%
home	171	+2.4%	171	-5.3%
Poland	960	-4.7%	940	-7.4%
personal	445	-4.5%	439	-8.4%
home	575	-1.8%	563	-3.3%
eliminations	-60		-62	
ROW	2,028	-0.4%	2,084	0.0%
Enterprise	1,926	+0.4%	1,910	-3.8%
International carrier & SS	337	+12.3%	350	+13.5%
eliminations	-686		-694	

* voice MTR cuts implemented in 1H09 concern UK (-21%), Spain (-13%), Poland (-36%), Romania (-21%) and Slovakia (-13%)

in spite of lower revenues, strong cost control leading to EBITDA margin recovery in 2Q

1Q09 EBITDA evolution



in millions of euros
-4%
- 1.7 pts
4,629
-123
-8
4,498
+46
-244
4,300
35.5%
35.6%
33.9%
1Q08 actual
forex
perim.
1Q08 CB
revenue
opex
1Q09

2Q09 EBITDA evolution



in millions of euros
-1%
+ 0.2 pts
4,661
-103
1
4,559
-169
+132
4,522
35.1%
35.2%
35.4%
2Q08 actual
forex
perim.
2Q08 CB
revenue
opex
2Q09

insight

- improvement of EBITDA margin in 2Q09 reflecting lower restructuring (+€67m yoy) and cost monitoring in spite of:
  - lower level of activity
  - additional content costs (-€67m yoy)
  - TV tax and Chatel law impact (-€49m yoy)

EBITDA margin improvement in Spain and sustained profitability for Enterprise, mobile in France and in the UK

in millions of euros	1H09		organic variation YoY*	
	M€	*% of rev.*	*M€*	*in % pts*
Group EBITDA	8,821	34.7%	-236	-0.7pt
France	4,913	41.5%	-46	-1.0pt
UK	499	19.6%	-19	-0.2pt
Spain	349	18.2%	+77	+4.7pts
Poland	721	38.0%	-171	-6.1pts
ROW	1,677	40.8%	-62	-1.4pts
Enterprise	781	20.4%	-8	+0.2pt
International carrier & SS	-119	-17.3%	-8	-0.9pt

* on a comparable basis

strong cost control with lower G&A and commercial expenses

in millions of euros & % of revenues	1H08 CB	1H09
revenues	25,581	25,458
labour costs	(4,501)	(4,487)
	17.6%	17.6%
o/w profit sharing & share base payments	(186)	(174)
interconnection	(3,727)	(3,809)
	14.6%	15.0%
other IT&N	(1,406)	(1,436)
	5.5%	5.6%
general, properties, and others	(3,073)	(2,995)
	12.0%	11.8%
o/w restructuring	(201)	(118)
o/w disposals of assets and assoc.	(4)	4
EBITDA pre com. & content	12,875	12,731
	50.3%	50.0%
commercial expenses & content costs	(3,817)	(3,909)
	14.9%	15.4%
EBITDA	9,058	8,821
	35.4%	34.7%

- **regulatory impact of -€383m**
- excl reg. activity level increases by €260m

- labour costs contained thanks to headcount reduction in 08

- **regulatory price decrease (+€229m)** absorbed by higher usage and development of unlimited off-net offers (-€306m)

- increasing costs of new operations in emerging markets
- higher energy prices in UK, Poland and Africa

- **TV tax and Chatel law impact (-€81m)**
- lower restructuring (+€83m)
- contingency plan bearing fruit: lower consultancy, subcontracting, interim costs

- tight commercial expenses management
- full effect in 1H09 of content investment in soccer & cinema rights (-€156m)

1H09 EBITDA decrease due to global regulatory* impact of - € 235m

* including MTR, roaming & wholesale price cuts, TV tax and Chatel law

stable net income due to lower depreciation & amortization and financial interest

in millions of euros	1H08 actual	1H09 actual
EBITDA	9,290	8,821
depreciation & amortization	-3,841	-3,598 ❶
impairment of goodwill & assets	22	-14
operating income	5,471	5,209
financial results	-1,209	-1,137 ❷
tax	-1,266	-1,269
minority interests	-321	-244
net income Group share	2,675	2,559
gain on asset disposals	-10	18
impairment of goodwill	0	-36
exceptional on deferred tax	-170	9
accrual for employees free share program	27	29
net income Group share on comparable terms*	2,522	2,579

❶
- lower depreciation & amortization benefiting from forex for €162m
- lower depreciation of fixed and mobile assets in France

❷
- interest charges benefited from lower net debt level compared to 1H08
- cost of debt reduced to 6.61% vs. 6.66% end of 08

* adjusted for the main elements impacting the comparability

limited impact of capex reduction on growth capacities, thanks to tight prioritization and following strong investment levels over the last 3 years

CAPEX evolution


in millions of euros
3,134
-78
13
3,069
163
378
2,528
€ -541m
1H08
forex
perimeter
1H08 CB
real estate
capex cut
1H09

	€m	insight
broadband (3G & DSL)	-120	• France: DSL market slowdown, lower run rate in broadband TV • sustained 3G investment in France, UK and Spain • EME: adjustment of 3G investment to market conditions • Spain: end of DSL coverage program
narrowband (2G and PSTN)	-139	• CAPEX drop resulting from maturity in Western Europe and adjustment in Eastern Europe • higher investments in new activities in Uganda and Kenya but also optimization in other African countries
FTTH	-17	• investment slowdown linked with regulatory uncertainty
service & innovation	-59	• phasing slowdown of service platform roll out
backbone & backhaul	+60	• support growth in IP traffic in major countries
IT & Other (shops, ...)	-103	

EBITDA - CAPEX increased by 5% and above 1H08 level

EBITDA–CAPEX evolution


in millions of euros
+5%
6.156
- 168
5.988
- 236
+ 541
6.293
1H08 actual
forex & perimeter
1H08 CB
EBITDA organic variation
CAPEX organic variation
1H09 actual

insight

- significant forex impact net of hedging on Sterling and Zloty
- EBITDA-CAPEX increases by 5% on a comparable basis
  - lower EBITDA mainly due to additional content costs, TV tax and regulation
  - offset by tight and adapted to our needs capex management
- EBITDA-CAPEX increases by €137 m vs. 1H08 actual

1H09 cash flow ahead of last year due to different phasing: on track to achieve full year guidance

1H08-1H09 organic cash flow variation detail



in millions of euros
3,645
+137
+167
+96
+152
-162
+563
- 144
-358
4,096
1
2
3
4
5
6
7
current effects
seasonal
H1 08 / H1 09
WCR & FAV
var
specific items
1H08
1H09

current effects

1. Ebitda - Capex
2. lower income tax due to lower results in some subsidiaries (Poland…)
3. lower net interest paid for €96m
4. Other: ERP: +86 ; licences: + 93 ; aquisitions & disposals: + 25 ; others cash and ; non cash: - 52

seasonal H1 08 / H1 09 WCR & FAV var

specific items

5. currency swap unwinding and TDIRA repurchase
6. lower revenue, opex decrease and French LME negative impact on WCR
7. CAPEX reduction negative impact on WCR (fixed asset suppliers)

one-off specific items totaled + € 61m impact on 1H09 organic cash flow

cash flow generation in line with expectations allowing net debt decrease



net debt change
in millions of euros
35,859
-4,096
1,553
309
569
8
532
34,734
net debt / EBITDA 1.96
net debt / EBITDA 1.94
o/w Sonatel €122m
o/w Mobistar €82m
o/w Jordan Tel €51m
o/w ECMS €23m
FT España minorities buy out for €1,379m less liquidity mechanism included in net debt as of Dec 31,2008 for €810m
exchange rate variation impact on sterling debt of €0.4bn
end of 2008
organic cash flow
balance of dividend FY08
minority shareholder remuneration in group subsidiaries
Net impact of FT España minorities purchase
Other acquisitions & disposals
others
end of June 09

debt management: France Telecom continues to optimize its debt and to enjoy a strong liquidity position

Group liquidity position

in billions of euros


14.4
16.0
credit lines
9.1
9.8
cash*
5.3
6.2
end of 08
1H09

* including bank overdrafts

insight

- stronger liquidity position at €16bn
- best-in-sector refinancing conditions
  - €4.8bn raised in 1H at a 4.9% average cost
  - good diversification : 66% of 1H bonds raised in bonds denominated in other currencies than €
- debt optimisation
  - €1.4bn TDIRA bought back in 1H (1.5% potential future dilution saved)

gross debt* repayments at the end of June

in billions of euros


3.9
3.6
4.2
3.2
21.1
bonds
bank loans
& other
2.5
3.2
3.7
2.5
19.2
2H09
2010
2011
2012
>2013

* gross debt excluding TDIRA and excluding current refinancing (about €2.5bn of commercial papers, securitization and bank overdrafts) and derivatives

debt structure

Moody's / S&P rating	A3/A-
% of net debt with a fixed rate	83%
% of net debt in €	78%
% of gross debt in bonds	82%
average maturity of net debt	7.2 years
average cost of debt for 1H09 (vs. 6.66% for 2008)	6.61%

1H09 business performance

NB : the information provided on a per country basis presented below include information published by TP group as well as additional information concerning mobile and fixed services contributions to the EBITDA of France, Spain and the UK used by the market in order to help with comparatives

1H09 personal France financials

strong revenue growth and cost control preserving profitability

mobile revenues: +6.4% yoy

in millions of euros


5,049
+168
-14
-108
+220
+59
5,373
1H08 CB
customer base
regulatory impact
voice
non voice
equipment & others
1H09

mobile EBITDA: +6.8% yoy

in millions of euros


1,989
39.4%
2,125
39.5%
1H08 CB
1H09

mobile

insight

- revenue growth +6.4% yoy driven by customer base and non voice increase
  - customer base growth +4% yoy boosted by continued increase of contract base
  - non voice development: data revenue growing by 26% driven by mobile broadband customers (+34% yoy) and data ARPU (+27% yoy)
  - slight negative impact due to roaming tariffs decrease
- mobile contribution to France EBITDA (€+136 m) driven by:
  - profitable revenues growth
  - efficient management of general expenses and commercial costs, more than offsetting mobile soccer rights increase and interconnection costs growth and so far compensating TV tax

1H09 personal France KPIs

stable market share thanks to value strategy focused on contract and MVNO

Orange market share evolution*



46.5%
46.7%
46.9%
46.6%
46.7%
43.5%
43.6%
43.6%
43.3%
43.2%
2Q08
3Q08
4Q08
1Q09
2Q09
market share incl MVNO
market share excl MVNO

customer base and mix



in millions
+4%
24.3
24.5
25.2
25.1
25.3
66.5%
68.5%
contract
prepaid
2Q08
3Q08
4Q08
1Q09
2Q09

insight

mobile

- +211k net additions in 2Q09 (o/w 213k contract)
- market share incl MVNO increasing with 2m MVNO customers
- 24.2% of non-voice revenues** with:
  - sms still performing (traffic +75% yoy)
  - non sms revenues boosted by browsing and streaming usages
- contract mix improvement thanks to origami and iPhone performance

annual rolling ARPU evolution



in euros
+1%
398
402
data
74
+27%
94
voice
324
308
June 08
June 09

* company estimates, ** % of service revenues

1H09 home France financials

internet growth continues to balance PSTN decline but strong regulation impacts EBITDA

fixed revenues: -1.5% yoy
(-0.3% excl. regulatory impact)


in millions of euros
7,178
-294
+279
-90
7,073
1H08 CB
PSTN
internet
wholesale & other
1H09

fixed EBITDA: -6.1% yoy
(-4.1% excl. regulatory impact)


in millions of euros
2,969
41.4%
2,788
39.4%
1H08 CB
1H09

insight

fixed

- revenues decreasing by -1.5% yoy
  - PSTN decline continue to be balanced by internet revenue growth
  - revenue decrease mainly due to wholesale DSL access tariff cuts and Chatel law impact (-€99m)
- decreasing contribution to France EBITDA by - €181m:
  - regulatory impacts (including TV) : - € 90m
  - content costs (FY effect) : - € 97m

1H09 home France KPIs

broadband ARPU continues to grow despite a tougher environment for ADSL

quarterly broadband ARPU (in euros)



+5.4%
33.2
33.3
33.9
34.8
35.0
65%
4%
31%
61%
6%
33%
access
"Net access"
services
2Q08
3Q08
4Q08
1Q09
2Q09

ADSL market share



ADSL market share
ADSL net adds
49.5%
49.5%
49.4%
49.2%
48.7%
51.3%
51.7%
46.7%
42.8%
26.0%
2Q08
3Q08
4Q08
1Q09
2Q09*

insight

fixed

- lower net adds ADSL market share in 2Q due to:
  - price premium reflecting regulatory constraints
  - competitors direct distribution and cross selling ramp up
- broadband ARPU growing by 5% yoy at 35€
  - mix evolving with more "Net" customers
  - 73% of broadband customers using VoIP
  - IPTV base at 2.3m boosted by TV sat and content strategy (Orange Cinema Series + Orange Sport totalized ~400k subs.)
- fixed line market still growing at 2.4% with continuous slowing down of FT retail lines loss

fixed line market



wholesale lines
FT retail lines
2.4%
28.2
28.4
28.8
29.1
5.2
6.2
7.0
7.8
+1m
+0.8m
23.0
22.2
21.8
21.3
-0.8m
-0.5m
dec-07
june-08
dec-08
june-09

wholesale net adds

	1H08	1H09
full ULL	650	716
WLR	136	17
naked ADSL	178	73
total	964	806

* company estimates

France: priorities and action plan for 2H09

deeper segmentation strategy in mobile and revamping of fixed broadband "Net" offerings

market context

- market is now price-sensitive and tends to become increasingly a retention market
- strong data take-off in mobile
- continuous **pressure on fixed broadband** with a reduced "new comers" market due to a higher equipment rate
- polarization of mobile market between low-end and high-end tariffs and devices
- MTR cuts of 30% on July 1st, 2009

country level action plan

- continued cost reduction program
- action plan to ensure a level of regulatory playing field between competitors and the Group

personal action plan

- launch of segmented offers on prepaid
- Increase tenure of contract customer base through optimized plan on handset renewals and better offers
- continuous low-end segmented offers through MVNOs

home action plan

- revamp triple play offers to increase competitiveness
- launch of additional voice services on VoIP (including simultaneous calls)

1H09 UK financials

increasing mobile EBITDA margin while revenues impacted by MTR cuts

mobile revenues: -1.9% yoy (+0.7% excl. regulatory impact)

in millions of euros



2,499
28
-65
-76
42
23
2,451
1H08 CB
customer base
regulatory impact
voice
non voice
equipment & others
1H09

mobile EBITDA: -0.5% yoy (+2.3% excl. regulatory impacts)

in millions of euros



561
558
22.5%
22.8%
1H08 CB
1H09

insight

mobile

- 2Q09 revenue growth (-4,0% yoy) impacted by MTR cuts implemented since April 1st
  - no trend change excl. regulation : +0,1% in 2Q09 vs +0.4% in 1Q09
- non voice revenues up 5% yoy helping to offset lower voice revenues due to economic deterioration and lower tariff plans
- slight increase of EBITDA margin thanks to contained commercial costs and more direct distribution

fixed

- 45% of fixed broadband base on LLU vs 40% in 2Q08 with broadband customer base stabilizing at around 1m

1H09 UK KPIs
good commercial performance in a challenging market

mobile customer base mix (000s)



+0.6%
contract
prepaid
15,757
15,853
37%
5,852
+10%
6,443
41%
63%
9,905
9,410
59%
2Q08
2Q09

mobile net additions



in thousands of customers
112
130
161
160
125
145
contract
2
20
-128
-103
-270
-142
prepaid
1Q08
2Q08
3Q08
4Q08
1Q09
2Q09

insight

mobile

- improvement of base mix with 41% of contracts:
  - consistently N°1 or N°2 in contract sales*
  - lower priced & longer tenure offers launched
  - 48% of 2Q09 sales on 24months vs 11% in 4Q08
- 277k contract dongles vs.102k in 2Q08
- voice ARPU mainly impacted by MTR cuts

mobile annual rolling ARPU



in GBP
-2%
non sms
sms
voice
271
+28%
266
18
43
23
42
-4%
(-2% excl. Regul)
210
202
June 08
June 09

* source: GfK monthly data

UK: priorities and action plan for 2H09

continue strong market performance through launching new mobile offers aimed at increasing multimedia adoption

market context

- high competitive pressure:
  - strong and effective impact of the iPhone
  - aggressive price promotions
  - mobile broadband and SIM only continue to grow

country level action plan

- execution of business transformation eg network outsourcing, headcount restructuring and service centre improvement
- further development of balanced distribution strategy (increase in retail stores, HMV and Barclays partnerships

personal action plan

- innovative value based offers given the recessionary economic environment (new 36-month contract offer from £5 a month)
- launch of new propositions including multimedia services, eg Monkey Music

home action plan

- launch of 20Meg service (ADSL2+)
- continue to improve quality of service

1H09 personal Spain financials

strong profitability increase in a difficult environment

mobile revenues: -5.5% yoy (-0.9% excl. regulatory impacts)


in millions of euros
1,670
72
-78
-120
20
-6
20
1,578
1H08 CB
customer base
regulatory impact
voice
non-voice
visitor roaming
equipment & others
1H09

mobile EBITDA: +4.1% yoy (+10.1% excl. regulatory impacts)


in millions of euros
367
22.0%
382
24.2%
1H08 CB
1H09

mobile

insight

- in a slowing market, revenue decline stabilized in 2Q09
- revenues affected by MTR cuts and voice price reduction adapting offers to market and to customer needs
- continuous strong data performance with total non voice revenues growing by +9% in 1H
- blended ARPU decreasing by -7.1% annual rolling, (excl. regulation, ARPU down -2.7%) is supported by data growth and usage increase (AUPU + 3.5%)
- EBITDA growth driven mainly by commercial costs optimization as well as transformation programs impact

1H09 personal Spain KPIs

customer base increase with a shift since Q1 from contract to prepaid

quarterly net adds evolution (000s)


prepaid
contract
91
141
-50
49
91
-42
150
27
123
52
1
51
43
33
10
2Q08
3Q08
4Q08
1Q09
2Q09

mobile customer base mix (000s)


contract
prepaid
+2.6%
56%
44%
11,174
6,220
4,954
+4.4%
11,470
6,495
4,975
57%
43%
end of 1H08
end of 1H09

mobile

insight

- 294k customer base increased yoy driven by contract performance (94% of net adds)
- improved prepaid acquisition in 2Q driven by successful new offer launched in April
- mobile broadband base x 1.7 yoy (4.2m end 1H09) and IEW base x 2.2 (246 k end 1H09)
- Orange leads the MVNO market with 650k subscribers (x 1.6 yoy) through 7 MVNOs hosted

1H09 home Spain

profitability improvement programs are paying off

fixed revenues: -1.6% yoy

in millions of euros


348
2
-4
-9
-3
8
342
1H08 CB
residential ADSL
voice and narrowband
wholesale and enterprise
interactive
other
1H09

fixed EBITDA: +€62m

in millions of euros


-27.1%
-94
-9.5%
-33
1H08 CB
1H09

fixed

insight

- growth of ULL base allowed Orange to increase BB revenues by 1%
- VoIP services increased by +93% yoy driven by growth in ULL customer base
- crisis impacting particularly wholesale and enterprise segments
- EBITDA up by +€62m thanks to the execution of transformation programs and better operational processes with the incumbent

internet features as a % of ADSL base


end of 1H08
end of 1H09
16.8%
33.9%
71.1%
78.9%
VoIP
LLU

Spain: priorities and action plan for 2H09
focus on value growth and profitability improvement

market context

- personal and home markets strongly impacted by economic downturn with more customer focus on their telecom spending
- shift of mobile market growth from contract to prepay
- commercial actions aiming at increasing data revenues to compensate voice revenues decrease

country action plan

- continue successful execution of transformation programs
- focus on customer experience and satisfaction improvement

personal action plan

- continuous focus on value growth
- leverage loyalty program to improve churn performance
- enrich low-end offers portfolio
- revamp of data offers to provide richer experience with new services

home action plan

- recover market share of net adds and increase 3P penetration and usages through launch of new services
- further improve quality of service and customer experience

1H09 personal Poland financials

mobile price drop and MTR cuts hitting revenues and margin level

mobile revenues: -6.5% yoy cb (+0.7% excl. regulatory impacts)

in millions of euros



945
-13
-67
+2
1
+16
884
1H08 CB
customer base
regulatory
voice
non-voice
others
1H09

mobile EBITDA: -33% yoy cb (-27% excl. regulatory impacts)

in millions of euros



367
38.8%
245
27.7%
1H08 CB
1H09

insight

mobile

- -6.5% drop in revenues was mainly driven by
  - regulatory cuts in MTRs in May '08 and in March '09, impacting 2Q ARPU down by -8.3% (excl. regulatory cuts ARPU up by +0.4%)
  - subsequent price war in the prepaid segment initiated by competitors, leading to usage increase (quarterly AUPU +21% yoy) due to price elasticity
- the drop in EBITDA is mainly coming from:
  - higher interconnect costs (- €54m excl. regul effects) due to higher backhaul costs
  - regulatory effects (-€30m)
  - higher commercial costs (-€23m, mainly forex related)

1H09 home Poland financials

growth in broadband, wholesale and business networks nearly offsets price cuts and fixed line losses

fixed revenues: -2.5% yoy cb

in millions of euros


1,167
-109
+10
+70
1,138
1H08 CB
PSTN
Internet
others
1H09

fixed EBITDA: -9.4% yoy cb

in millions of euros


526
45.0%
476
41.9%
1H08 CB
1H09

insight

fixed

- the €-109m drop in PSTN-derived revenues is mainly driven by lower traffic volumes (-15.3%) and lower prices (F2M down by -33% since 1Q08)
- broadband revenue* up by +12.6%, with an increasing customer base (+6.8%)
  - retail internet revenues up by 10m€ sustained by customer base increase (+2%) and ARPU up by 9.5%
- increasing trend in other revenues comes from both wholesale (WLR, BSA & transit revenues) & B2B activities
- the drop in revenues combined with higher property costs were the main drivers pushing down the EBITDA, with EBITDA margin down -3.1 pts at 41.9%

* including Wholesale Bit Stream Access

1H09 Poland KPIs

contract mix improved for mobile customer base and downward pressure on the number of fixed lines

mobile customer base mix (000s)


contract
prepaid
13,900
13,768
42%
5,814
+10.9%
6,450
47%
58%
8,086
7,318
53%
end of 1H08
end of 1H09

broadband retail and TV client base


in thousands
+6.8%
2,124
2,268
1H08
1H09
broadband retail
X 4.4
54
239
1H08
1H09
TV client base

insight

mobile

- +11% increase in contract customers reflecting our value strategy (47% contract)

fixed

- retail broadband accesses continue to increase driven mainly by the Orange bit stream offer
- positive impact of the inclusion of TV (both IPTV & DTH) as part of all ADSL offers
- the price war in the personal prepaid segment has resulted in increased fixed-line churn

total number of fixed lines


in millions
wholesale
retail
9.3
0.7
8.7
9.2
0.8
8.4
9.0
0.9
8.2
8.9
0.9
8.0
8.7
1.0
7.7
8.6
1.1
7.5
1Q08
2Q08
3Q08
4Q08
1Q09
2Q09

Poland: priorities and action plan for 2H09

adapt mobile and fixed offers in an increasingly competitive context

market context

- prepaid price war: competitors launched aggressive mobile tariffs plans towards the end of 1Q09
- 4th MNO continues to expand its network and a new 5th MNO has recently started operations
- broadband market up but with strong competition from cable operators in big cities and increasing competition from Bit Stream Access based operators.

country action plan

- launch of transformation projects & implementation of revised product roadmap

personal

- handset subsidy optimization in order to offer extra bonuses for the same offer price
- cost optimization by offering better retention offers as an alternative to handset replacement and push SIMO offers
- secure our volume position on prepaid market by leveraging our offers and introducing “Orange surprises” campaign

home

- minimize churn from PSTN customers by launching attractive loyalty offers
- continue the very successful roll-out of TV services to our broadband base
- increase bundled offers of PSTN and BB and cross-sell / up-sell activities to increase ARPU

1H09 Rest Of the World financials

stable revenues driven by sustained growth in Africa & Middle East offsetting a significant slowdown in Romania

revenues: -0.2% yoy

in millions of euros	1H08 CB	1H09	var
total ROW	4,121	4,112	-0.2%
total ROW excl. Romania	*3,494*	*3,582*	*+2.5%*
▪ Africa & Middle East	1,601	1,694	+5.8%
▪ European countries	2,286	2,197	-3.9%
▪ others countries	275	268	-2.4%
▪ eliminations	-41	-46	

EBITDA: -3.5% yoy



in millions of euros
1,738
1,677
42.2%
40.8%
1H08 CB
1H09

insight

- Africa & Middle East: growth of +5.8% yoy driven by double digit revenue growth in Egypt, Mali and Botswana, offset by revenue contraction in Madagascar (recent political instability)
- European countries: slowdown in revenues of -3.9% yoy impacted by both regulatory effects as well as the difficult economic situation:
  - revenues down by -15.4% yoy in Romania driven by the local economic situation (revenues down by -6.0% when the currency pricing/billing effect is neutralised)
  - revenue growth in Moldova and at Mobistar offsetting slightly lower revenues in Switzerland & Slovakia
- despite ongoing cost reduction, EBITDA margin down -1.4pts driven mainly by regulatory effects (~-30m€), downturn in Romania (~-40m€*) and by start-up costs at new operations (Kenya, Uganda, Armenia, ...)

* excluding regulatory impact

1H09 Rest Of the World KPIs

double digit growth in mobile subscriber base and continued strong growth of broadband customer base

mobile customer base


in millions
growth yoy
total 59.1 20%
Egypt 16.3 30%
Romania 10.4 3%
Senegal 4.0 33%
Ivory Coast 4.0 18%
Belgium+Lux 3.5 3%
Mali 3.1 32%
other countries 17.8 24%

fixed broadband customer base


in thousands
European countries & other
Africa
+66%
196
38
158
326
71
255
1H08
1H09

insight

- strong growth in the customer base driven mainly by non-European operations such as Egypt, Sonatel Group, Kenya & the Ivory Coast
- new services: already 30k customers for "Orange Money" in the Ivory Coast and launch of the "Sesolo Zone" service by Orange Botswana
- ongoing uptake of ADSL offers aided by new optical cable connections to the international backbone in both Madagascar (operational) & Kenya (to become operational in H2)
- new operations: Orange Uganda launch in Q1, Orange Armenia on-track for launch in Q4 & new license obtained in Tunisia with local partner

1H09 enterprise financials

stabilization of EBITDA in spite of more difficult business conditions impacting revenue trends

enterprise revenues: -1.7% yoy


in millions of euros
3,904
-115
51
38
-42
3,836
1H08 CB
business network legacy
advanced business network
extended business services
others
1H09

EBITDA: -1.0% yoy (+2.2% excl. TV tax and Chatel law)


in millions of euros
789
781
20.2%
20.4%
1H08 CB
1H09

insight

- revenue decrease of -1.7% yoy (-0.4% excluding equipment resale) due to an accelerated market deterioration in 2Q09
  - legacy: accelerated decline of voice, contained data decrease
  - advanced: good level of growth despite price pressures in maturing market
  - extended: growth well above the industry range but slowing as a consequence of project delays and exit from unprofitable contracts
- EBITDA margin rate increase for the 3rd semester in a row, despite new TV tax, thanks to improved services margins and focus on OPEX reductions

1H09 enterprise KPIs
value added services still growing in a tougher market context

advanced business network revenue growth*



7.9%
5.8%
4.9%
1H08
2H08
1H09

extended business services revenue growth*



16.1%
13.5%
5.9%
1H08
2H08
1H09

XoIP connections in France

in thousands



x 2
13
26
end of 2Q08
end of 2Q09

business everywhere end users in France

in thousands



+14%
630
718
end of 2Q08
end of 2Q09

* on comparable basis

enterprise: priorities and action plan for 2H09

preserve profitability through a strong management of operations

division level

- help our customers reduce their cost base (video-conference, collaborative tools...) and improve their productivity by delivering new ways of doing business in a challenging environment (real-time business, M2M)
- strongly develop network related services with continuous focus on margin improvement
- maintain our leadership in quality of service to our customers
- ensure operational efficiency by implementing transformation plans to contain costs

international

- grow our market share for data (IP VPN) and develop our presence in CRM and IT services
- continue to enhance our voice and video services portfolio leveraging our network capabilities

France

- limit erosion of core business revenue by pursuing development of convergent offers and supporting customers migration towards IP
- push for additional value added services (real-time business, M2M...)

outlook

France Telecom is adapting its marketing to economic downturn

main impact from economic downturn on sector

- low end and high end segments gaining importance
- sustained appetite for new usage and innovative products & services
- lower roaming traffic
- slower handset renewal
- higher price pressure in some countries (Poland, Romania, …)
- customers optimizing usage, with less out of bundle usage
- business customers pressuring for contract renegotiation (mobile, legacy system, …)

France Telecom Orange market plan

- **new segmented approach** to attract new customers and retain existing ones (capped contract and SIM only offers)
- **innovation** oriented toward simplicity of offers and services (Hello, livebox 2, Orange Money…)
- **extension of unlimited offers** in voice, data and sms
- **development of Orange Care program,** for France:
  - €40 cash for customers postponing handset renewal for one year +€5 for WWF
  - first mobile offer for "RSA" recipients (Earned Income Supplement) at €10/month
- selling **second-hand handsets** in France and some other countries
- **pro-active approach with business customers**, with extended payment terms and optimized offers

business trends for 2H09

the group is well equipped to continue to limit economic downturn impact taking into account intensifying regulatory pressure

pressure on revenue	▪ IMF expectations: GDP -2,6% in 2H09 vs -2.9% in 1H09 on the Orange footprint ▪ regulatory impact on revenue should be twice the level of 1H mainly due to MTR cuts mainly in France (-30%), Poland (-23%) and Spain (-11%) ▪ excluding MTR cuts, activity level should be slightly down given the expected GDP trend and consumption indicators
limited EBITDA margin erosion	▪ despite tougher regulation pressure, measures to limit EBITDA margin deterioration are in place: – contingency plan has been launched since 1Q09 – Orange 2012 transformation action plan is ramping up in 2009 and beyond
tight CAPEX management	▪ higher level of capex expected in 2H09 due to seasonality but level of reduction comparable to 1H09 ▪ process in place to manage capex while preserving future growth

Orange 2012 transformation plan: current situation makes €1.5 bn savings over 2009-2011 achievable

governance & principles

- transformation plan managed at Group level with dedicated country teams
- monthly review by Group management committee
- transformation is beyond cost cutting, and is translated by a structural change of processes for long term benefit
- OPEX and CAPEX savings measured against 2008 actual base (costs, volumes and mix) and net of transformation costs


ideas
screening
project portfolio
x success rate
= actual savings
documentation
assessment
go / no go
owner
business case
action plan
audit trail
implementation
reported savings

over time, processes are in place to increase portfolio of savings projects

savings by 2011 in current portfolio (pipe)


in billions of euros
1.7
30.6.09
31.12.09

share of segments in current portfolio


ICSS
9%
OBS
12%
France
32%
ROW
16%
6%
Poland
7%
18%
UK
Spain

type of savings in current portfolio


marketing
product range
5%
10%
customer facing
20%
50%
network
15%
IT

insight

- ongoing working groups to feed the project portfolio in different domains such as: product pruning, device rationalization, etc.
- savings expected are opex for about 80%
- significant savings are expected in 2009

2009 cash flow guidance confirmed and interim dividend payment of €0.6 per share will be paid on September 2nd

organic cash flow guidance	▪ maintain the level of 2008 organic cash flow: 8bn€ (before possible spectrum acquisition) ▪ capex to sales ratio should be slightly below 12%
dividend	▪ stable interim dividend of €0.6 per share will be paid on September 2nd 2009 – record date: September 1st, 2009 – ex-dividend date: August 28th, 2009 ▪ in early 2010 the Board will decide the total dividend for the fiscal year 2009
net debt	▪ continue to reduce debt with a net debt/EBITDA ratio below 2 in order to preserve the Group's financial independence and flexibility ▪ proactive refinancing to decrease cost of debt

appendices

glossary (1)

ADSL market share	• number of France Telecom's DSL Internet customers divided by the number of DSL Internet customers in the market
ARPU (Average Revenues Per User)	• for mobile: revenues of the network generated over the last twelve months (excluding revenues from mobile virtual network operators – MVNOs) divided by the weighted average number of customers over the same period. • for fixed: total fixed line revenues of the quarter divided by the weighted average number of customers over the same period. • for Internet broadband: montly average broadband revenues of the quarter divided by the weighted average number of customers over the same period.
AUPU (Average Usage Per User)	• for mobile: total minutes used over the preceding 12 months (outgoing, incoming and roaming calls, excluding the traffic of Mobile Virtual Network Operators - MVNOs) divided by the weighted average number of customers over the same period. AUPU is expressed in minutes as a monthly usage per customer.
CAPEX (CAPital EXpernditures)	• capital expenditures on tangible and intangible investments excluding GSM and UMTS licenses and investments through finance lease.
C.B. (Comparable Basis)	• data presented for the preceding period based on comparable methods, with consolidation scope and exchange rates used as for the current period.
Churn Rate	• total number of customers who disconnect or are considered to have disconnected from its network, voluntarily or involuntarily (excluding money-back return and fraudulent connections) for the previous 12 months divided by the weighted average number of customers over the same period. – for UK Personal, migrations between contract and prepaid products are included in individual product churn but not in overall churn. Disconnections occurring either during the money-back guaranteed 14-days trial period or due to fraudulent connections are not included in churn. Prepaid customers are considered churned if they have not made any outgoing calls or received less than 4 incoming calls in the last 3 months.
EBITDA (operating income before depreciation and amortization)	• corresponds to operating income before depreciation and amortization and before impairment of goodwill and non-current assets.

glossary (2)

net financial debt	▪ total financial liabilities excluding liabilities linked to operations (converted at the year-end closing rate), less i) derivative instruments carried in assets for trading, cash flow hedges, fair value hedges and net investment hedges, ii) cash collateral paid on derivative instruments, iii) cash and cash equivalents and financial assets at fair value, and iv) deposits paid on certain specific transactions (if the related debt is included in gross financial debt)
headcount	▪ number of persons working on the last day of the period, including both permanent and fixed-term contracts
Subscriber Acquisition Costs (SACs)	▪ for mobile: sum of the acquisition costs for the handsets sold and the commissions paid to retailers from which are deducted the revenues received from the sale of handsets, for each new customer.
Subscriber Retention Costs (SRCs)	▪ for mobile: sum of the acquisition costs for the handset sold and the commission paid to retailers from which are deducted the revenues received from the sale of handset for each customer renewing his contract.
commercial expenses & content costs	▪ external purchases including the purchase of handsets and other products sold, retail fees and commissions, and advertising, sponsoring and brand costs. ▪ content costs
IT&N costs	▪ external purchases including services fees and inter-operator costs, outsourcing fees relating to technical operation and maintenance and IT expenses
labour expenses	▪ includes wages and employee benefits expenses, employee profit sharing and share-based compensation costs.